Exhibit 99.1

QIWI Appoints Chief Executive Officer and Chief Financial Officer

NICOSIA, CYPRUS – January 30, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge fintech and digital marketing services, today announced the appointment of Alexey Mashchenkov as the Director of the Board of Directors (“the Board”) and the Chief Executive Officer (CEO) and Elena Nikonova as the Chief Financial Officer (CFO), effective January 29, 2024.

Following the registration of the sale of Russian assets consolidated under JSC QIWI to Fusion Factor Fintech Limited, Mr. Andrey Protopopov resigned as the Director of the Board and the Chief Executive Officer of QIWI plc.

Mr. Alexey Mashchenkov, previously the CFO of QIWI plc, was appointed as the Director of the Board and the successor CEO, and Elena Nikonova, previously his deputy, was appointed as the CFO of the Company, effective January 29, 2024. The new appointments ensure continuity in the management team and facilitate a smooth transition to the next stage of the Company’s strategy.

Mr. Alexey Mashchenkov has served as QIWI Chief Financial Officer since November 2021. Prior to joining QIWI, he most recently served as Deputy CEO of Russian Fishery and Group CFO of Russian Standard. Mr. Mashchenkov has over 20 years of experience in a variety of finance and investment management roles, with both private, and public companies and a track record of successful financing, Μ&Α, and restructuring transactions. Mr. Mashchenkov graduated from St. Petersburg State University and holds an ΜΒΑ from INSEAD.

Ms. Nikonova has over 15 years of experience in finance. Ms. Nikonova joined QIWI in 2010 as Deputy of Head of IFRS Department, and was appointed Deputy CFO, Financial Reporting in 2019. Ms. Nikonova started her career at Ernst & Young, where she worked from 2005 to 2010 holding different positions in the audit department. Ms. Nikonova graduated from Novosibirsk State University in 2005 with a degree in Management. She presently attends ESCP for the EMBA program and is a member of the FCCA.

Sergey Solonin, the Chairman of the Board of Directors of QIWI plc, commented:

“On behalf of the members of the Board of Directors, I would like to thank Andrey for his contribution to the Company’s development and wish him all the best in his new venture.

I am pleased to welcome Alexey in the Board of Directors and as the CEO of QIWI at this pivotal moment. Alexey’s deep understanding of our industry and strategic acumen have made him an excellent fit for this position.

And Our new CFO, Elena, with no doubts has proven herself over the years, demonstrating steadfast commitment to excellence and remarkable expertise.

I am convinced that the vast experience and strong track record of our team will continue to navigate QIWI towards future with confidence and in the best interests of our shareholders.”

Alexey Mashchenkov, CEO of QIWI plc, commented:

“I am honored to accept the position of CEO at QIWI. With the support of our talented team and the Board members, I believe we have all the potential to embark to the new chapter of expanding our presence on the ever-evolving global markets.

We have completed a very complicated divesture of Russian assets and now we look forward to the new opportunities. I am committed to fostering the environment of collaboration, creativity, and accountability within our organization. It is our priority to create shareholder value and over time secure the sustainable and profitable growth of the business.”

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech and digital marketing services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in a changing world. We offer a wide range of products under several directions: payment and financial services for merchants and B2C clients across various digital use-cases, services in marketing automation and advertising technologies and several other investments in rapidly growing fintech businesses in the MENA, SEA, and EU.

QIWI’s American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global